UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary shares, nominal value euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Consuelo Barbé Capdevila

Telefónica, S.A.

Ronda de la Comunicación s/n

28050 Madrid, Spain

Telephone: (+34) 91 4823733

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 87927W10

1.	NAME OF REPORTING PERSON (See Instructions) TELEFÓNICA, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC, BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION THE KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER [None]
	8.	SHARED VOTING POWER 3,003,586,907*
	9.	SOLE DISPOSITIVE POWER [None]
	10.	SHARED DISPOSITIVE POWER 3,003,586,907*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%*
14.	TYPE OF REPORTING PERSON (See Instructions) CO

*	3,003,586,907 is the total number of Telecom Italia, S.p.A. shares owned by Telco, S.p.A., representing approximately 22.4% of Telecom Italia S.p.A.’s share capital. However, although the interest held by Telefónica, S.A. in the voting share capital of Telco, S.p.A. remains unchanged (i.e. 46.18% as Telefónica currently holds) its interest in the total share capital of Telco, S.p.A. has increased up to 66% by the subscription of a capital increase in Telco, S.p.A. through the contribution of 323,772,468 euros, receiving in return non-voting shares of Telco, S.p.A. Following completion of the second capital increase in Telco, S.p.A., the interest of Telefónica in the voting share capital of Telco, S.p.A will remain unchanged, although its interest in the total share capital will increase to 70%. Starting from January 1, 2014, Telefónica may convert all or a portion of its non-voting shares in Telco S.p.A., reaching a maximum of 64.9% of the voting share capital of Telco, S.p.A.

This Amendment No. 8 (this “Amendment”) amends the statement on Schedule 13D, dated October 31, 2007, as subsequently amended (the “Schedule 13D”), and filed by Telefónica, S.A. a corporation organized under the laws of the Kingdom of Spain (“Telefónica”) with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia, S.p.A. (the “Telecom Italia Shares”), a company incorporated under the laws of the Italian Republic (“Telecom Italia”). The content of this Amendment is consistent with the document filed in Italy with Consob by the Shareholders on November 29, 2013. Except as expressly provided, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.

Introduction

On May 31, 2012, Telefónica, Assicurazioni Generali, S.p.A. (for its own account and in the name and on behalf of the following Generali’s subsidiaries, Generali Vie, S.A. Alleanza Toro, S.p.A. Generali Italia, S.p.A. (now incorporating INA Assitalia S.p.A.) Generali Lebensversicherung AG), Intesa Sanpaolo, S.p.A., Mediobanca – Banca di Credito Finanziario, S.p.A. (together the “Shareholders”) and Intesa Sanpaolo, S.p.A., Mediobanca – Banca di Credito Finanziario, S.p.A., Unicredit, S.p.A., Societe Generale, HSBC Bank (together the “2012 Lenders”) entered into a Pledged Shares Option Agreement (the “2012 Pledged Shares Option Agreement”) providing, among other things, for the right of the Shareholders to call and acquire from the 2012 Lenders at the terms and conditions referred to therein, any Telecom Italia S.p.A. ordinary shares that would have been appropriated by the 2012 Lenders in case of enforcement of the pledge (the “2012 Share Pledge”) created under and pursuant to the share pledge agreement entered into on 31 May 2012 between Telco S.p.A., as pledgor, and the 2012 Lenders, as secured creditors.

On November 27, 2013, the Shareholders and the 2012 Lenders entered into certain contractual arrangements pursuant to which the 2012 Share Pledge was released and the 2012 Pledged Shares Option Agreement was terminated.

On November 27, 2013, a new pledged shares option agreement (the “2013 Pledged Shares Option Agreement”) was entered into between, inter alios, the Shareholders and Intesa Sanpaolo, S.p.A. and Mediobanca—Banca di Credito Finanziario S.p.A. (the “2013 Lenders”) to establish the terms and conditions which would govern the Shareholders’ call option (the “2013 Call Option”) to acquire from the 2013 Lenders at the terms and conditions referred to therein, any Telecom Italia S.p.A. ordinary shares (the “2013 Pledged Shares”) that would have been appropriated by the 2013 Lenders in case of enforcement of the pledge (the “2013 Share Pledge”) created under and pursuant to the share pledge agreement entered into on 27 November 2013 between Telco S.p.A. and 2013 Lenders as security for the obligations of Telco S.p.A. under the new facility agreement entered into between Telco S.p.A. and the 2013 Lenders on 4 October, 2013 (the “New Banking Facility Agreement”).

Copies of the Deed of Termination of 2012 Pledged Shares Option Agreement and the 2013 Pledged Shares Option Agreement are filed hereto as Exhibits 34 and 35, respectively.

Items 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

THE DEED OF TERMINATION

On November 27, 2013, the Shareholders and the 2012 Lenders entered into a deed of termination pursuant to which the 2012 Pledged Shares Option Agreement was terminated and the parties thereto released from any of their obligations thereunder.

THE 2013 PLEDGED SHARES OPTION AGREEMENT

On November 27, 2013, the Shareholders and the 2013 Lenders entered into the 2013 Pledged Shares Option Agreement. Pursuant to the 2013 Pledged Shares Option Agreement, Banca IMI S.p.A. in its capacity as facility agent (or any of its successors pursuant to the provisions of Clause 20.13 (Resignation of the Facility Agent) of the New Banking Facility Agreement) (the “Facility Agent”) shall provide written notice to the existing Shareholders (the “Existing Shareholders”) of any enforcement of the 2013 Share Pledge(the “Enforcement Notice”). Together with the Enforcement Notice, the Facility Agent shall also deliver to the Existing Shareholders a written notice (the “Calculation Notice”) stating (i) the aggregate amount outstanding under the New Banking Facility Agreement plus interest accrued and to accrue thereunder and any other costs and expenses, including enforcement costs under the New Banking Facility Agreement; (ii) the price at which the 2013 Lenders are entitled to acquire the 2013 Pledged Shares by enforcing the provisions of the 2013 Share Pledge (the “Enforcement Price”), and (iii) the number of the 2013 Pledged Shares which the 2013 Lenders would be entitled to appropriate by virtue of enforcement of the 2013 Share Pledge (the “Appropriation Shares”).

Each Existing Shareholders is entitled to acquire the Appropriation Shares from the 2013 Lenders at a price per Appropriation Share equal to the higher of (i) the aggregate amount outstanding under the New Banking Facility Agreement plus accrued and unaccrued interest thereunder and any other related costs and expenses, including enforcement costs, and (ii) the Enforcement Price divided by the aggregate number of the Appropriation Shares (in either case, the “Purchase Price”).

The 2013 Call Option will be validly exercised only if it is exercised for the exact amount of Appropriation Shares, provided, however, that if there is a discrepancy in the aggregate number of Appropriation Shares reported on the Exercise Notice due to clerical error, the relevant Existing Shareholders are entitled to cure the clerical error within one business day. The 2013 Call Option may be exercised by each Existing Shareholder by delivering to the Facility Agent, and the other Existing Shareholders, a written notice (the “Exercise Notice”) no later than five business days after receipt of the Calculation Notice, stating that the Exercise Notice (i) is an unconditional and irrevocable offer to purchase from the 2013 Lenders all or part of the Appropriation Shares at a price per share equal to the Purchase Price and (ii) complies with the shareholders agreement with respect to Telco then in force among the Shareholders at that time.

If the 2013 Call Option is not validly exercised and, therefore, the Existing Shareholders do not acquire the Appropriation Shares, any Existing Shareholder who refuses to make available to Telco in proportion to its shareholding in Telco the funds necessary to avoid or cure a default under the New Banking Facility Agreement within the timeframe necessary to avoid the enforcement of the 2013 Share Pledgeand by means of a transaction in compliance with the terms of the Shareholders Agreement then in place (such Existing Shareholder, a “Dissenting Shareholder”), will be prevented from making any Share Disposal (as defined below) for a period of six months from receipt of the Calculation Notice (the “Lock-up Period”).

During the Lock-up Period, each Dissenting Shareholder agrees not to sell, transfer or in any way exchange any shares, convertible instrument or other equity or quasi-equity instruments of Telecom Italia S.p.A. (any such activity, a “Share Disposal”), provided, however, that such undertaking shall not apply (i) to Mediobanca – Banca di Credito Finanziario S.p.A. and Intesa Sanpaolo S.p.A. when appropriating, buying or selling or otherwise transferring securities and other rights in the context of the enforcement of the 2013 Share Pledge, and (ii) to Mediobanca – Banca di Credito Finanziario S.p.A., Intesa Sanpaolo S.p.A. and Assicurazioni Generali S.p.A. when appropriating, buying, selling or otherwise transferring securities and other rights in the ordinary course of their trading activities either by taking principal positions resulting from client facilitation or, with respect to Assicurazioni Generali S.p.A., by making investments through separately managed accounts for backing technical reserves. Nothing in the 2013 Pledged Shares Option Agreement shall constitute or be interpreted as a restriction, impediment or limitation whatsoever to the right of the Existing Shareholders, whether a Dissenting Shareholder or not, to purchase or appropriate, either by way of a spot or forward contract or by any other derivative instruments or arrangements of any kind having a similar effect, any shares, convertible instrument or other equity or quasi-equity instruments of Telecom Italia S.p.A. at any time (any such activity, a “Share Acquisition”).

The Existing Shareholders further agreed that, during the Lock-up Period, following any enforcement of the 2013 Share Pledge, they will: (i) use their reasonable efforts to make Share Acquisitions (if any) from the 2013 Lenders in priority to any other market counterparty; and (ii) refrain from any trading activity or the making of any intentional, specific or negative communication (outside of the normal periodic or customary corporate communications of such entity) to either financial market counterparties or the press with respect to Telecom Italia S.p.A.’s shares, which would adversely affect any Share Disposal by the 2013 Lenders in the context of an enforcement of the 2013 Share Pledge.

The foregoing summary of certain material provisions of the 2013 Pledged Shares Option Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 35 hereto.

Item 7. Materials to be Filed as Exhibits.

Exhibit 34:	Deed of termination of the 2012 Pledged Shares Option Agreement dated November 27, 2013 by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale, Milan Branch, HSBC Bank plc, ), Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as lender)

Exhibit 35:	2013 Pledged Shares Option Agreement dated November 27, 2013 between Telefónica, S.A., Assicurazioni Generali S.p.A., (on its own account and in the name of and on behalf of the following Generali’s subsidiaries Generali Vie, S.A., Alleanza Toro, S.p.A. Generali Italia, S.p.A. Generali Lebensversicherung AG ), Intesa Sanpaolo, S.p.A. (as shareholder), Mediobanca – Banca di Credito Finanziario, S.p.A. (as shareholder) and Intesasanpaolo, S.p.A. (as lender), Mediobanca- Banca di Credito Finanziario S.p.A. (as lender), Banca IMI S.p.A. (as facility agent).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2013

TELEFÓNICA, S.A.

By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary to the Board of Directors

Exhibit Index

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecom Italiamunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10	By-laws of Telco S.p.A. prior to November 19, 2007 (See exhibit 99.13) (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.*

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.13	Amended and Restated By-laws of Telco (unofficial English translation).*

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.*

99.15	Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung A.G.), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.16	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A.*

99.17	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.18	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation).*

99.19	Telco S.p.A. press release, dated December 22, 2009.*

99.20	Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.21	Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca — Banca di Credito Finanziario S.p.A., Unicredit Corporate Banking S.p.A., Société Générale, as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca — Banca di Credito Finanziario S.p.A. as shareholders.*

99.22	Telco S.p.A. press release, dated January 11, 2010. *

99.23	Amendment Deed, dated December 10, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.24	Second Renewal Agreement, dated February 29, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.25	Amendment Deed to Call Option Agreement, dated February 29, 2012, between Telefónica and Telco*

99.26	Telco S.p.A. press release, dated February 12, 2012*

99.27	Amendments to By-Laws of Telco (unofficial English translation) *

99.28	Option Agreement, dated May 31, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., Generali Italia S.p.A. (now incorporating INA Assitalia S.p.A.) and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder), Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale, Milan Branch, HSBC Bank plc), Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as lender). *

99.29	Telco S.p.A. press release, dated May 3, 2012*

99.30	Telco S.p.A. press release, dated May 31, 2012*

99.31	The Agreement, dated September 24, 2013 between Telefónica, S.A. Alleanza Toro, S.p.A., Generali Italia, S.p.A., Generali Lebensversicherung A.G., Generali Vie, S.A., Assicurazioni Generali, S.p.A.(on its own behalf and in the name and on bechalf of its subsidiaries Alleanza Toro, S.p.A., Generali Italia, S.p.A., Generali Lebensversicherung A.G., and Generali Vie, S.A.), Intesa Sanpaolo, S.p.A. and Mediobanca S.p.A. *

99.32	Telefónica, S.A. press release, dated September 24, 2013. *

99.33	By-laws of Telco, S.p.A., as amended by the Agreement. *

99.34	Deed of termination of the 2012 Pledged Shares Option Agreement dated November 27, 2013 by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale, Milan Branch, HSBC Bank plc, ), Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as lender).

99.35	2013 Pledged Shares Option Agreement dated November 27, 2013 between Telefónica, S.A., Assicurazioni Generali S.p.A., (on its own account and in the name of and on behalf of the following Generali’s subsidiaries Generali Vie, S.A., Alleanza Toro, S.p.A. Generali Italia, S.p.A. Generali Lebensversicherung AG), Intesa Sanpaolo, S.p.A. (in its capacity as shareholder), Mediobanca – Banca di Credito Finanziario, S.p.A. (in its capacity as shareholder) and Intesa Sanpaolo, S.p.A. (in its capacity as lender), Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as lender), Banca IMI S.p.A. (in its capacity as facility agent).

*	Previously filed.